
RECEIVED
SEC MAIL PROCESSING SECTION
NOV 30 2005
WASH. D.C.
209

SI  IMISSION

05044202

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38098

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/04 (MM/DD/YY) AND ENDING 10/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARLINGTON SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 MARINE LANE
(No. and Street)

ST. LOUIS	MO	63146-2236
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT E. HILLARD 314-878-1954
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHENS & CO. CPA'S LLC
(Name – *if individual, state last, first, middle name*)

910 S. FLORISSANT ROAD	FERGUSON	MO	63135
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 25 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/23/06

OATH OR AFFIRMATION

I, ROBERT E. HILLARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARLINGTON SECURITIES, INC., as of OCTOBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BETTY A. HILLARD
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis County
My Commission Expires Jan. 28, 2007

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stephens & Co. CPA's, LLC

Certified Public Accountants
910 S. Florissant Road
Ferguson, MO 63135

Independent Auditor's Report

November 18, 2005

Board of Directors
Arlington Securities, Inc.
140 Marine Lane
St. Louis, Missouri 63146-2236

We have audited the accompanying Statement of Financial Condition of Arlington Securities, Inc., as of October 31, 2005, and the related Statements of Operations, Changes in Shareholder's Equity, Changes in Liabilities Subordinated to Claims of General Creditors and Cash Flows for the year then ended. These Financial Statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these Financial Statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Financial Statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the Financial Statements referred to above present fairly, in all material respects, the financial position of Arlington Securities, Inc., at October 31, 2005, and the results of its operations and cash flow for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic Financial Statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic Financial Statements, but is supplementary information required by rule 17a-5 for the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the audit of the basic Financial Statements and, in our opinion, is fairly stated in all material respects in relation to the basic Financial Statements taken as whole.



Stephens & Co. CPA's, LLC

Arlington Securities Inc.

Statement of Financial Condition

October 31, 2005

ASSETS

Cash in Bank	$ 85,465
Receivable from Brokers and Dealers	23,763
Prepaid Expenses	4,860
Market Value of Investments (See Note 1)	103,727
Total Assets	$217,815

LIABILITIES AND SHAREHOLDER'S EQUITY

Payable to Brokers	24,121
Accrued Compensation and Benefits	57,533
Income Taxes Payable	42
Other Payables and Accrued Expenses	5,274
Total Liabilities	$ 86,970
Shareholder's Equity	
Capital Stock (See Note 2)	23,850
Retained Earnings	106,995
Total Shareholder's Equity	130,845
Total Liabilities and Shareholder's Equity	$217,815

See Notes to Financial Statements

Arlington Securities Inc.

Statement of Operations

Year Ended October 31, 2005

Revenues:	
Mutual Fund and Variable Contract Commissions	$ 1,305,602
Stock and Bond Commissions	26,815
Investment Advisory Fees	18,212
Investment Income (Loss)	5,382
Other Revenue	81
	1,356,092
Expenses:	
Commissions to Independent Contractors	794,906
Officer Compensation and Benefits	274,496
Employee Compensation and Benefits	82,572
Employer Contribution to Pension Plan (See Note 6)	95,750
Insurance	40,678
Clearing Expense (See Note 3)	10,211
Office Supplies and Equipment	16,889
Regulatory Fees and Expenses	12,277
Postage	4,017
Advertising and Promotion	10,847
Telephone	3,383
Subscriptions	3,374
Professional Fees	4,080
Other Operating Expenses	1,208
	1,354,688
Income Before Income Taxes	1,404
Income Tax	102
Net Income (Loss)	$ 1,302

See Notes to Financial Statements

Arlington Securities Inc.

Statement of Changes in Shareholder's Equity

Year Ended October 31, 2005

	Capital Stock	Retained Earnings	Total Equity
Balances at November 1, 2004	$23,850	$105,693	$129,543
Net Income	--	1,302	1,302
Balances at October 31, 2005	$23,850	$106,995	$130,845

See Notes to Financial Statements

Arlington Securities Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year Ended October 31, 2005

Subordinated liabilities at November 1, 2004	$ 0
Increases (decreases)	0
Subordinated liabilities at October 31, 2005	$ 0

See Notes to Financial Statements

Arlington Securities Inc.

Statement of Cash Flows

Year Ended October 31, 2005

Operating Activities	
Net Income	$ 1,302
Adjustments to reconcile net income to net cash provided by operating activities:	
Net Realized and Unrealized income from investments	(5,382)
Decrease (increase) in assets:	
Receivable from Brokers and Dealers	(9,805)
Prepaid Expenses	10,247
Increase (decrease) in liabilities:	
Payable to Brokers	7,374
Accrued Compensation and Benefits	6,973
Income Taxes Payable	(107)
Other Payables and Accrued Expenses	(158)
Net Cash Provided (used) in Operating Activities	10,444
Investing Activities	
Purchase of Investments	(215,861)
Sale of Investments	231,100
Net cash from (used in) investing activities	15,239
Net increase (decrease) in cash	25,683
Cash at beginning of year: November 1, 2004	59,782
Cash at end of year: October 31, 2005	$ 85,465

See Notes to Financial Statements

Arlington Securities Inc.

Notes to Financial Statements

Year Ended October 31, 2005

Note 1 - **Investments:**

All investments are considered trading investments and are recorded as market value of investments on the Balance Sheet. Interest, dividends, realized and unrealized gains and losses are included as investment income (loss) on the Income Statement.

Note 2 - **Capital Stock:**

The authorized, issued, and outstanding shares of capital stock at October 31, 2005, consists of Common stock, par value $1; authorized 50,000 shares; issued and outstanding 23,850 shares.

Note 3 - **Agreements with Clearing Organizations:**

Arlington Securities has a fully disclosed clearing agreement with LaSalle Street Securities, Inc. The clearing agreement requires compliance with various terms by both parties.

Note 4 - **Net Capital Requirements:**

Arlington Securities is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or $5,000, whichever is greater. At October 31, 2005, Arlington Securities had net capital of $108,325, which was $102,527 in excess of its minimum required net capital of $5,798.

Note 5 - **Securities Investor Protection Corporation:**

Arlington Securities is a member of the Securities Investor Protection Corporation and has filed all assessment forms as required. The general assessment of $150 was paid January 13, 2005 for the period ending December 31, 2005.

Note 6 - **Pension Plan**

Arlington Securities has a funded and unfunded noncontributory defined benefit pension plan that covers substantially all of its employees. The plan provides defined benefits based on years of service and final average salary. The plan became effective 11/1/01. The plan invests entirely in equity securities in the form of managed mutual fund shares. The long-term rate-of-return on assets has been determined by an enrolled actuary based upon historical return.

	2005
Present Value of Accrued Benefits	$679,508
Fair Value of Plan Assets	506,886
Funded Status of Plan	(172,622)
Present Value of Vested Benefits	539,787
Employer Contribution	$ 70,000
Participant Contribution	$ 0
Benefits Paid	$ 0

The plan was 100% invested in an equity-oriented mutual fund at October 31, 2005.

The present value of vested accrued benefits was $539,787 at October 31, 2005.

During the next five years, benefits should not begin being paid. The oldest employee will reach the normal benefits retirement age in January 2010.

The actuarially computed minimum required contribution for next year is zero. However, $80,000 has been budgeted to be contributed to the pension plan during the next fiscal year, which is less then the maximum deductible contribution.

No amounts from the plan are recognized in the Statement of Financial Position.

The Employer Contribution to Pension Plan Expense was recognized in the Statement of Operation.

Weighted average assumption used to determine periodic benefit cost:

	2005
Discount Rate	7.00%
Expected long-term return on plan assets	7.00%
Rate of Compensation Increase	4.94%

The pension plan fiscal year ends October 31st annually.

Arlington Securities Inc.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of October 31, 2005

NET CAPITAL	
Total shareholder's equity	$130,845
Deduct shareholder's equity not allowable for net capital	0
Total shareholder's equity qualified for net capital	130,845
Additions	0
Total Capital	130,845
Deductions and/or changes	
Total Non-allowable assets	6,961
Net capital before haircuts on securities positions	123,884
Haircuts on securities [computed, where applicable, pursuant to rule 15c3-1(f)]	15,559
Net Capital	$ 108,325
AGGREGATE INDEBTEDNESS	
Items included in Statement of Financial Condition	
Payable to brokers and dealers	$ 24,121
Other accounts payables and accrued expenses	62,849
	$ 86,970
Less adjustment	0
Total aggregate indebtedness	$ 86,970

See Notes to Financial Statements

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital required	$ 5,798
Excess net capital	$102,527
Excess net capital at 1000%	$99,628
Percentage of Aggregate indebtedness to net capital	80%

RECONCILIATION WITH CORPORATION'S COMPUTATION
(included in Part II of Form X-17A-5 as of October 31, 2005)

Net capital, as reported in Corporation's Part II (Unaudited) FOCUS report	$108,325
Net capital per above	$108,325

See Notes to Financial Statements

Arlington Securities Inc.

Schedule II
Exemptive Provision Under Rule 15c3-3 of the Securities and Exchange Commission

As of October 31, 2005

No customer accounts are carried by Arlington Securities. All customer transactions were introduced to National Financial Services (NFSC) through LaSalle Street Securities, Inc., on a fully disclosed basis.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	Not Applicable
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	Not Applicable
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts	Not Applicable

See Notes to Financial Statements